[redacted]

06003639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50397

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Imperial Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 South Rodeo Drive, Suite 100
(No. and Street)

Beverly Hills	California	90212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Guay (310) 246-3700
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

PROCESSED
APR 21 2006
THOMSON FINANCIAL

1900 Avenue of the Stars, 11th Floor	Los Angeles	California	90067
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C. 203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dan Guay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Imperial Capital, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Controller
Title

see attached
Notary Public

JENNIFER ALVAREZ
Commission # 1538877
Notary Public - California
Los Angeles County
My Comm. Expires Dec 26, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of CA

County of Los Angeles } ss.

☒ See Attached Document (Notary to cross out lines 1–8 below)

☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

JENNIFER ALVAREZ
Commission # 1538877
Notary Public - California
Los Angeles County
My Comm. Expires Dec 26, 2008

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me this 14 (Date) day of February (Month), 2006 (Year), by

(1) Daniel Guay (Name of Signer(s))

(2) ________ (Name of Signer(s))

[signature] Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________

Document Date: ____________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Imperial Capital, LLC

Statement of Financial Condition
December 31, 2005

Public Document

Imperial Capital, LLC

Index

Facing page to Form X-17A-5	2A
Affirmation of Controller	2B
Independent Auditors' Report	3
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5-13

BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report

To the Members of
Imperial Capital, LLC
Beverly Hills, CA

We have audited the accompanying statement of financial condition of Imperial Capital, LLC (the "Company"), as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Imperial Capital, LLC at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 3, 2006

Statement of Financial Condition

December 31,	2005
Assets	
Cash and cash equivalents (includes $9,717,889 held at Clearing Broker)	$ 12,252,024
Deposit with Clearing Broker	244,966
Securities owned:	
Marketable, at market value	2,480,068
Not readily marketable, at estimated fair value	2,219,654
Prepaid expenses and other assets	4,318,144
Fixed assets, at cost, less accumulated depreciation of $3,962,337	1,631,087
Goodwill	925,777
Total assets	$ 24,071,720
Liabilities and Members' Equity	
Liabilities	
Commissions and fees payable	$ 1,434,673
Securities sold, but not yet purchased, at market value	111,313
Accounts payable and accrued liabilities	4,435,871
Total liabilities	5,981,857
Commitments and contingencies	
Subordinated borrowings	3,000,000
Members' equity	15,089,863
Total liabilities, subordinated borrowings and members' equity	$ 24,071,720

See accompanying notes to statement of financial condition.

1. General Information and Accounting Policies

Imperial Capital, LLC, a Delaware Limited Liability Company, was organized on July 22, 1997. The Company is a registered broker and dealer of securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company conducts business as an introducing broker and dealer in securities and provides brokerage and corporate finance services primarily to institutional clients from its California, New York and Montana offices.

The Company has an agreement (the "Agreement") with a clearing broker (the "Clearing Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. In addition, the company maintains a "Special Account for the Exclusive Benefit of Customers" in accordance with the provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i). Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

1. **General Information and Accounting Policies (Continued)**

Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased are valued at market value. Securities not traded on an exchange or reported in the National Association of Securities Dealers Automated Quotation system are valued at estimated fair value as determined by the Company's management. The Company deals in high-yield and distressed debt securities. Determination of market value of high-yield and distressed debt securities and certain other securities may involve subjective judgment since the amount which may be realized in a sales transaction can only be determined by negotiation between parties to such a transaction. The amounts realized from future transactions may differ materially from the market values reflected in the statement of financial condition. Certain securities are obtained through providing corporate finance services, which include advisory and placement services and are generally restricted from resale.

Warrants

Warrants, generally obtained from corporate finance transactions, are valued at fair value. Generally, such warrants are exercisable for shares of investment securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or cannot be sold because of other arrangements, restrictions, or conditions applicable to the investment securities. Marketable warrants are valued at market value. Not readily marketable warrants are valued at estimated fair value.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the related assets ranging from 3 to 7 years. Leasehold improvements are amortized over the life of the lease.

In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed.

1. General Information and Accounting Policies (Continued)

Goodwill

The carrying value of goodwill is periodically reviewed for impairment.

No impairment charges were recorded in 2005.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could materially differ from those estimates.

1. General Information and Accounting Policies (Continued)

In June 2005, the Emerging Issues Task Force ("EITF") issued Issue 05-06, *Determining the Amortization Period of Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination*. EITF 05-06 provides that the amortization period for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition of the purchase. EITF 05-06 will be applied prospectively and will be effective for the fiscal year beginning January 1, 2006. The Company does not expect the adoption of this guidance to have a material impact on its results of operations and financial position.

In May 2005, the FASB issued Statement of Financial Accounting Standard ("SFAS") 154, *Accounting Changes and Error Corrections,* which changes the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific or cumulative effects of the change. SFAS 154 will be effective for accounting changes made in the fiscal year beginning January 1, 2006. The Company does not expect the adoption of this pronouncement to have a material impact on its results of operations and financial position.

2. Deposit with Clearing Broker

The Company maintains a deposit with the Clearing Broker to satisfy the requirement under its clearing agreement. At December 31, 2005, the entire deposit was held in a money market account.

3. Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased at December 31, 2005, consist of trading and investment securities at quoted market prices and estimated fair values as follows:

	Securities Owned at Market Value	*Securities owned at Fair Value*	*Securities Sold But Not Yet Purchased*
Common stocks and warrants	$ 536,798	$ 1,414,890	$ -
Corporate bonds	1,020,693	791,533	111,313
Preferred stock	922,577	13,231	-
	$ 2,480,068	$ 2,219,654	$ 111,313

Securities valued at estimated fair value include securities where there is no recognized established securities market in which there exists independent bona fide offers to buy and sell so that a price reasonably related to the last sales price or current bona fide competitive bid and offer quotations can be determined for a particular security almost instantaneously and where payment will be received in settlement of a sale at such price within a relatively short time conforming to trade custom.

4. Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

The Company may obtain warrants in the ordinary course of its business. The Company does not apply hedge accounting as defined in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

5. Fixed Assets

Fixed assets are composed of the following at December 31, 2005:

December 31,	2005
Computer hardware and software	$ 2,983,013
Leasehold improvements	1,109,405
Office equipment	815,869
Furniture and fixtures	685,137
Total	5,593,424
Less accumulated depreciation and amortization	3,962,337
	$ 1,631,087

6. Commitments and Contingencies

Leases

The Company leases office space and office equipment under noncancelable operating leases, which expire through March 2010. The future minimum rental payments under these agreements at December 31, 2005, are as follows:

Years ending December 31,	*Amount*
2006	$ 1,686,661
2007	1,151,000
2008	26,002
2009	20,707
2010	1,903
Total	$ 2,886,273

Legal Matters

The Company may, from time to time, be involved in legal proceedings, regulatory actions, claims and litigation arising in the ordinary course of business. These matters are not expected to have a material adverse effect upon the Company's financial statements.

6. Commitments and Contingencies (Continued)

Indemnification Agreements

Under its bylaws and indemnification agreements, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity, that require it, subject to certain exceptions, to indemnify the officers and directors to the fullest extent authorized or permitted by its bylaws and California Law. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2005.

The Company has agreed to indemnify its Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2005, there were no amounts to be indemnified to the Clearing Broker for these accounts.

7. Subordinated Borrowing

The subordinated borrowing represents a note in the amount of $3,000,000 bearing interest at the prime rate (7.25% at December 31, 2005) plus 1%. In August of 2005, the remaining balance of the prior subordinated note was paid off, and a new subordinated borrowing in the amount of $3,000,000 was obtained. At December 31, 2005, the principal outstanding on the note was $3,000,000. Interest is payable monthly and principal is payable in quarterly installments of $375,000 from August 2006 through May 2008. At December 31, 2005, the fair value approximates the reported carrying amount.

Future maturities of the subordinated borrowing are as follows:

Years ending December 31,	*Amount*
2006	$ 750,000
2007	1,500,000
2008	750,000
	$ 3,000,000

7. Subordinated Borrowing (Continued)

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowing agreement contains various covenants including net capital and tangible net worth requirements. The Company was in compliance with all covenants as of December 31, 2005.

8. Defined Contribution Plan

The Company maintains a 401(k) plan. Participation in this plan is available to all full-time employees employed by the Company for six months or longer. Employees may contribute up to a maximum employee contribution of $14,000. The Company generally matches 2% of the employee's compensation (up to the federal compensation limit). The Company may increase this match at its discretion. The Company match is 100% vested upon contribution by the Company.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $8,902,755, which was $8,534,621 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was .62 to 1 at December 31, 2005.

10. Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

10. Off Balance Sheet Risk (Continued)

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

The Company is a market maker for public corporations representing a wide variety of industries. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.

The Company maintains its cash accounts primarily with banks located in California. The total cash balances are insured by the F.D.I.C. up to $100,000 per bank. The Company had cash balances on deposit with one California bank at December 31, 2005, which exceeded the balance insured by the F.D.I.C. in the amount of $2,434,135.

The Company enters into various transactions involving derivative financial instruments. These financial instruments include primarily options and warrants. Options are purchased and sold as a hedge against risk on existing securities or for speculative purposes. Stock purchase warrants are often received from corporate finance clients as part of the overall structured fee for services performed and are therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

Imperial Capital, LLC

Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Year Ended December 31, 2005

BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Members of
Imperial Capital, LLC
Beverly Hills, California

In planning and performing our audit of the financial statements and supplemental schedules of Imperial Capital, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Los Angeles, California
February 3, 2006